

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2019

David M. Gandossi
President and Chief Executive Officer
Mercer International Inc.
Suite 1120, 700 West Pender Street
Vancouver, British Columbia, Canada V6C 1G8

> **Re: Mercer International Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-231858**
> **Filed May 31, 2019**

Dear Mr. Gandossi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources